UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resolution to Enter into a Trust Agreement for the Acquisition of Treasury Shares

On February 7, 2024, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to enter into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares within the profits available for dividends. The details are as follows:

	Total Contract Amount	KRW 320,000,000,000

Contract Period	From	February 8, 2024
	To	August 7, 2024

	Purpose of Acquisition	To increase shareholder return and corporate value

	Contracting Party	Samsung Securities Co., Ltd.

	Expected Date of Agreement	February 8, 2024

	Number of Treasury Shares owned as of February 7, 2024	24,847,247 shares (6.16%)

	Date of Resolution by the Board of Directors	February 7, 2024

ø Limitation on the acquisition amount of treasury shares as of February 7, 2024:

(Unit: KRW)

Items	Amount
1. Upper limit of profits available for dividends as of the end of the previous fiscal year in accordance with the Korean Commercial Code	3,042,178,048,322
2. Amount of treasury shares acquired since the end of the previous fiscal year	—
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	—
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	—
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (based on the moving average method applied to the acquisition cost)	—
Limitation on the acquisition amount of treasury shares (1-2-3-4-5+6)	3,042,178,048,322

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 7, 2024	By:	/s/ Jae Kwan Kim
(Signature)
Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer